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EFFICIENT ALLOCATION RETURN NOTES (EARNs)

AN ASSET ALLOCATION SOLUTION

EFFICIENT ALLOCATION RETURN NOTES (EARNs)

WORLD CLASS FINANCIAL ENGINEERING + INDUSTRY LEADING EDUCATION AND MARKETING = INNOVATIVE SIMPLICITY

ONE GLOBAL FORCE. ONE FOCUS. YOU.

DWS SCUDDER
Deutsche Bank Group

EFFICIENT ALLOCATION RETURN NOTES (EARNs)

1.

EFFICIENT ALLOCATION RETURN NOTES (EARNs): AN OPTIMAL PORTFOLIO ALLOCATION TOOL FOR INVESTORS

- We believe that Structured Products are playing an ever-growing role in generating returns, as well as in assisting investors with managing portfolio risk and volatility.
- EARNs are a fully principal protected[1] structured product that provides investors with exposure to multiple underlyings on a 'look back' basis in a single, packaged investment.
- 'Look Back' feature eliminates the guesswork from traditional asset allocation by over-weighting the average price return of the best performing underlying and under-weighting the average price return of the least performing underlying in the EARNs optimal portfolio at maturity.

2.

DWS SCUDDER + DEUTSCHE BANK = INNOVATIVE SIMPLICITY

- DWS Scudder and Deutsche Bank combine world class asset management, structuring and risk management expertise in a coordinated manner.
- DWS Scudder, the US retail brand name of Deutsche Asset Management (DeAM), strives to deliver superior performance and innovative investment solutions.
- Deutsche Bank, 2006 Global Derivatives House of the Year,[2] is a global leader in derivatives and structuring across all asset classes.

3.

STRUCTURED PRODUCTS ARE ONE OF THE FASTEST GROWING INVESTMENTS IN THE US

- Financial professionals have identified Structured Products as an increasingly important investment tool.[3]
- Investors increasingly look to Structured Products to meet specific stages of investor life cycles, as well as to provide innovative, solutions-oriented investments.

[1] Principal protected if held to maturity.

[2] Derivatives Week, November 13, 2006.

[3] Tomorrow's Product for Tomorrow's Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw, Creative Limited 2006.

STRUCTURED PRODUCTS

STRUCTURED PRODUCTS

Structured Products are financially engineered, packaged investments comprised of multiple components, typically a performance component and a principal component. The definition of Structured Products is sufficiently broad to include many traditional investments as well as those typically associated with the term. Currently, the most popular Structured Products in the US are structured notes.

Structured Products, including structured notes, offer investors an innovative financial tool kit complementary to more traditional investments such as equities, bonds, commodities and currencies. They provide individual investors and their advisors with broad flexibility to manage investment needs.

Structured notes may complement a well diversified portfolio by giving investors:

• Access to asset classes that may be difficult or uneconomic to invest in directly

• Features, such as leverage or principal protection, that investors often do not have the ability to replicate in a cost effective manner

• Potential to optimize the risk/return profile of a given asset class through the use of financial engineering

• Potential to decrease overall portfolio volatility

• Greater flexibility to design an outcome-based investment portfolio

Structured notes may be classified into three broad categories: Principal Protected, Yield Enhancement and Out-Performance:

• Principal protected notes generally provide for full or substantially full principal protection at maturity

• Yield enhancement notes typically give investors the opportunity to earn enhanced periodic, contingent coupon payments

• Out-Performance notes generally provide for the potential to participate in enhanced returns, typically with limited or no principal protection and subject to an issuer call or other features such as a cap

Financial advisors and individual investors may select structured notes that fit a specific investor’s individual risk/return profile, create a more efficient portfolio and/or provide for a desired payout—be it greater current income, principal protection or enhanced exposure to a particular asset or assets.

STRUCTURED PRODUCTS

Structured notes, such as EARNs, may be positioned along the risk/return continuum to provide investors with a specific risk/return profile for a given underlying. EARNs, a Principal Protected type of investment, have a risk/return profile similar to equity, but with full principal protection at maturity.

Greater Return

RETURN

Reduced Return

PRINCIPAL

(PROTECTED)

YIELD

(ENHANCED)

OUT-PERFORMANCE

Equities

Closed End Funds

High Yield Bonds*

Investment Grade Bonds*

Reduced Risk RISK Greater Risk

*Principal protected if held to maturity, subject to the credit of the issuer.

STRATEGY

STRATEGY

As retail and institutional investors seek more intelligent asset allocation, high absolute returns, capital protection and decreased volatility, Structured Products have been identified by financial professionals as an increasingly important investment tool to meet these complex demands(1).

EARNs are a principal protected type of investment with features that potentially permit investors to maximize returns and minimize risk. They are short dated investments that do not pay coupons. Instead, EARNs provide for a onetime payment at maturity based on the price performance of a portfolio consisting of multiple underlyings with an optimal allocation feature.

EARNs allow investors to benefit from hindsight. Rather than establishing the allocation of the investment to the portfolio at issuance, EARNs allocate the investment based upon the average price performance of the underlyings at maturity. At maturity, the note

‘looks back’ at the average price performance of each underlying within the optimal portfolio and allocates a majority of the investment to the best performing underlying during the term of the note. A smaller amount is allocated to the second best performing and the smallest is allocated to the least performing.

As a principal protected type of investment, even if the performance of the underlyings that make up the optimal portfolio is negative, subject to the credit of the issuer, the EARNs will never return less than the initial investment at maturity.

(1)Tomorrow’s Product for Tomorrow’s Client: Innovation imperatives in global asset management, Professor Amin Rajan, Barbara Martin and Janette Shaw, Creative Limited 2006.

STRATEGY

INVESTMENT

EARNs are SEC registered, corporate debt securities that carry the issuer’s credit ratings and have a fixed maturity date. Investors in EARNs assume the issuer’s credit risk and any payments due on the securities, including any return of principal at maturity, are subject to the credit of the issuer.

UNDERLYING

EARNs may be structured to provide investors with exposure to a variety of assets or sectors. The underlyings may consist of multiple stocks, indices or other assets. Typically, EARNs have three underlyings but may also be created with fewer or more, but at least two underlyings are required. The underlyings may provide exposure across varying company sizes, stock exchanges, currencies, geographic regions or industry sectors.

BENEFITS

• Efficient allocation at maturity takes the guesswork out of traditional asset allocation

• Principal Protection provides minimum return at maturity of 100% of invested principal, subject to the credit of the issuer

• ‘Look-Back’ feature assigns the greatest weighting to the best performing underlying in the portfolio at maturity

• Packaged investment permits simultaneous access to multiple underlyings in a single note

• Generally, averaging used to calculate the EARNs return at maturity reduces the price volatility of the underlyings

RISKS

• An investment in EARNs does not receive or participate in dividends or other distributions on the underlyings

• Returns are only realized at maturity

• EARNs are subject to market conditions prior to maturity and consequently may trade at a discount in the secondary market

• Returns are ‘path dependent’ (i.e., the observation level of each underlying during the averaging period impacts the return of the note, as opposed to only the initial and final levels)

• Notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments”

COMPONENTS

EARNs provide for a one-time payment at maturity based upon two components: a Performance Component – which is the performance of the underlyings that comprise the optimal portfolio and a Principal Component – which is the amount of principal returned to investors at maturity.

At maturity, investors will receive a return equal to the greater of: a) The Principal Component plus the Performance Component or b) The Principal Component. 7

PERFORMANCE COMPONENT

PERFORMANCE COMPONENT

The Performance Component is determined by the price performance of the underlyings that comprise the optimal portfolio during the EARNs term. Its value is based upon the average price performance of the underlyings and the optimal portfolio weightings. The underlyings are efficiently allocated within the optimal portfolio at maturity based upon their average price performance. At maturity, the best performing underlying receives the greatest portfolio allocation while the least performing receives the smallest. The Performance Component is then calculated by taking the sum of these weighted performances.

The Performance Component is structured to provide efficient allocation using the following features:

1. Optimal Portfolio Weightings – Typically, EARNs portfolio weightings at maturity are 50% to the best performing underlying; 30% to the second best and 20% to the least performing.

2. Efficient Allocation or ‘Look Back’ Feature

– Provides opportunity for “20/20 hindsight”—at maturity the best performing underlying gets the greatest portfolio weighting, while the least performing gets the smallest portfolio weighting.

3. Averaging Feature* – The value used to determine the return of each underlying at maturity is typically the average price return of the underlying over a pre-determined period. Averaging generally dampens the volatility, or price movement, of the underlying but typically involves a trade-off of potential return.

* For additional information on the Averaging Feature, please refer to the educational brochure One-To-One Structured Products Education: Averaging and the Point-to-Point Method, available from your DWS Scudder representative or other financial professional. Individual investors please contact your financial advisor, investment professional or registered representative for additional information. This document may also be obtained for free by visiting EDGAR on the SEC website at www.sec.gov.

PERFORMANCE COMPONENT



The **Performance Component** is the greater of (i) zero and (ii) the sum of the weighted percentage price return of each underlying in the optimal portfolio.

The percentage price return of each underlying is determined by comparing the final value of each underlying to its initial value on the trade date. The final value is typically the arithmetic average of the closing levels of the underlying throughout the term of the note, typically on a monthly or quarterly basis. For example, in a two year note with monthly observations, the final value of a given underlying will be the sum of the 24 monthly observation values (one observation each month) divided by 24 (the number of observations; i.e., the number of months).

If the Performance Component is equal to zero or negative - that is, if the sum of the weighted percentage price returns of each underlying is equal to zero or negative, the Performance Component will equal 0%.

For example, if at maturity the percentage price return of (1) Index A was -5%; (2) Index B was -10% and (3) Index C was -20%; and the efficient allocation was 50%/30%/20% (greatest to least) the value of the Performance Component would equal 0%.

	Percentage Return		Optimal Portfolio Weighting		Weighted Performance
Index A:	-5%	x	50%	=	-2.5%
Index B:	-10%	x	30%	=	-3%
Index C:	-20%	x	20%	=	-4%
Sum of Weighted Performance				=	**-9.5%**
Performance Component				=	**0%**

If the Performance Component is positive - that is, if the sum of the weighted percentage price return of each underlying is positive, the Performance Component will equal that sum.

For example, if at maturity the percentage price return of (1) Index A was 20%; (2) Index B was 10% and (3) Index C was -10%; and the performance allocation was 50%/30%/20% (greatest to least) the value of the Performance Component would equal 11%.

	Percentage Return		Optimal Portfolio Weighting		Weighted Performance
Index A:	20%	x	50%	=	10%
Index B:	10%	x	30%	=	3%
Index C:	-10%	x	20%	=	-2%
Sum of Weighted Performance				=	**11%**
Performance Component				=	**11%**

9

PRINCIPAL COMPONENT PRINCIPAL COMPONENT

Subject to the credit of the issuer, the Principal Component provides investors with the return of their initial investment at maturity.

The Principal Component represents the minimum return to investors at maturity, which equals 100% of the original principal amount, subject to the credit of the issuer.

If the Performance Component is positive, the Principal Component will equal 100% of the original invested principal amount, subject to the issuer’s credit.

If the Performance Component is zero or negative, the Principal component will equal 100% of the original principal amount, subject to the issuer’s credit. For example, if, at maturity the Performance Component was minus 50%, the investor would receive only the Principal Component (i.e., 100% of their original invested principal).

The Principal Component permits repayment of principal at maturity by, in effect, synthetically investing in a zero-coupon bond. On the trade date, a $1,000 par value bond is, in effect, synthetically purchased at a discount to par. At maturity it is worth par, or 100% of the invested principal.

The difference between the value of this synthetic zero-coupon bond and the par value of the note is used to purchase the Performance Component, as well as to pay issuance and other expenses incurred in connection with an investment in EARNs.

PRINCIPAL COMPONENT

The chart below illustrates the payout profile of hypothetical EARNs. The chart shows what the returns would be for a hypothetical EARNs based upon hypothetical performance of the underlying. These hypothetical scenarios are not reflective of the reinvestment of dividends and do not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the EARNs. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. These hypothetical scenario are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.

Performance Component Principal Component Issuance SCENARIO 1 Performance Component Greater than Zero Performance Component Principal Component = 100% Initial Investment SCENARIO 2 Performance Component Equal to Zero or Negative

Principal Component = 100% Initial Investment Maturity

PAYMENT AT MATURITY HOW IS THE PAYMENT AT MATURITY CALCULATED ON EARNs? At maturity holders of EARNs will receive a one time payment based upon the average price performance of the underlyings that comprise the optimal portfolio. The return at maturity is equal to the Performance Component plus the Principal Component.

• The return at maturity is based upon the allocation of an optimal portfolio generally consisting of three underlyings – typically 50% weighted to the best performing underlying, 30% to the second best performing underlying and 20% to the least performing underlying

• Fully principal protected if held to maturity, subject to the credit of the issuer

• Subject to the credit of the issuer, investors will not lose any of their initial investment

PAYMENT AT MATURITY STEP 1 Determine the percentage price return of each underlying, which is equal to: (Final Value

÷ Value of the underlying on the date the securities were priced) Minus 1.00 where Final Value is equal to the arithmetic average of the underlying’s closing levels on the periodic observation dates (typically monthly or quarterly) STEP 2

Rank the underlyings by return from best to least and assign the optimal portfolio allocations to each underlying, where the best performing underlying receives the highest weighting and the least performing underlying receives the lowest weighting.

STEP 3 Calculate the weighted performance of the optimal portfolio by multiplying each underlying’s percentage price return by its optimal portfolio allocation (from Step 2).

STEP 4 Determine the Performance Component, which is equal to the sum of the calculated weighted performance for each underlying (from Step 3). If this sum is negative, the Performance Component is 0%.

STEP 5 Determine the Payment at Maturity

(Principal Component + Performance Component) x Denomination = Payment at Maturity

HYPOTHETICAL PERFORMANCE HYPOTHETICAL PERFORMANCE

As with any investment, EARNs should be evaluated based upon many factors including, but not limited to, the potential return of the investment as well as both the risks and benefits to the investor of any such investment.

Certain benefits and risks of EARNs will result in such an investment performing better in certain markets and worse in others.

In a bearish market, EARNs will generally outperform a direct investment in the underlyings. In a flat to moderately bullish market, EARNs may outperform a direct investment in the underlyings. In a steadily rising bull market, EARNs will likely under-perform a direct investment in the underlyings due to the Averaging and Efficient Allocation features, which may limit an investor’s return.

The chart and table on the following page illustrate the potential benefits and risks of hypothetical EARNs linked to various hypothetical indices. The chart and table compare the performance of the hypothetical EARNs to the performance of the underlying indices over a hypothetical range of potential scenarios.

The return of EARNs is path dependent. That is, the return depends upon the value of the underlyings at various points of time – their “path” – as opposed to their value at one point in time. The path of each underlying will determine its portfolio weighting to the EARNs return.

HYPOTHETICAL PERFORMANCE

This hypothetical example is for illustrative purposes only. Actual EARNs offered may have different terms. The hypothetical scenario is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with EARNs. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. This hypothetical scenario is neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from those shown.


Index Return %
50
30
10
-10
-30
-50
50%
15%
25%
35.5%
10%
1%
-5%
4.3%
-50%
-25%
-35%
0%
A B C EARNs
SCENARIO 1
SCENARIO 2
SCENARIO 3

HYPOTHETICAL EARNs

		Initial Level	Final Level[1]	Percentage Return	Optimal Portfolio Weighting	Contribution to Return	EARNs Return	Payment at Maturity[2]	Annualized Return[3]
Scenario 1	Index A	1,539.18	2,308.77	50%	50%	25%			
	Index B	2,285.36	2,628.16	15%	20%	3%	**35.50%**	**$1,355.00**	**9.80%**
	Index C	1,034.45	1,293.06	25%	30%	7.5%			
Scenario 2	Index A	1,539.18	1,693.10	10%	50%	5%			
	Index B	2,285.36	2,308.21	1%	30%	0.3%	**4.30%**	**$1,043.00**	**1.32%**
	Index C	1,034.45	982.73	-5%	20%	-1%			
Scenario 3	Index A	1,539.18	769.59	-50%	20%	-10%			
	Index B	2,285.36	1,714.02	-25%	50%	-12.5%	**0.00%**	**$1,000.00**	**0.00%**
	Index C	1,034.45	672.39	-35%	30%	-10.5%			

(1) For each Index, the arithmetic average of the closing levels of such index on each Averaging Date.
(2) Per $1,000 Note principal amount.
(3) Assuming a term of three years and three months.

ONE STORY: DWS SCUDDER DWS SCUDDER AND DEUTSCHE BANK

DWS Scudder is the US retail brand name of Deutsche Asset Management (DeAM) – the global asset management division of Deutsche Bank with more than $716 billion in assets under management globally (as of December 31, 2006). DWS Scudder can trace its roots as a respected US asset manager back to 1919.

With a strong commitment to superior performance, innovation and leadership in intellectual capital, DWS Scudder offers a comprehensive and diverse family of products available through financial intermediaries, retirement plans and wrap programs. Through DWS Scudder, investors can tap into DeAM’s far-reaching global research organization of more than 700 investment professionals (as of December 31, 2006), who manage equity, fixed-income, balanced, cash, real estate and hedge fund investments around the world.

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is growing in North America, Asia and key emerging markets. With USD 1,254 billion in assets and 68,849 employees in 73 countries (as of December 31, 2006), Deutsche Bank offers innovative financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients and aims to create exceptional value for its shareholders and people.

The partnership between DWS Scudder and Deutsche Bank’s Global Markets gives financial professionals and investors access to world class asset management, structuring and risk management capabilities in a coordinated manner.

DWS SCUDDER + DEUTSCHE BANK = INNOVATIVE SIMPLICITY

SELECTED RISK CONSIDERATIONS

• MARKET RISK — The return on the EARNs at maturity is linked to the performance of the underlyings and will depend on whether, and the extent to which, the EARNs return is positive.

• EARNs MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the underlyings. If the EARNs return is zero, you will receive only your principal amount at maturity, subject to the credit of the issuer.

• CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE EARNs PRIOR TO MATURITY — Built-in costs such as the agents’ commissions and the issuer’s estimated cost of hedging its obligations under the EARNs will likely adversely affect the value of the EARNs prior to maturity. You should be willing and able to hold the EARNs to maturity.

• NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — You will not receive periodic interest payments on the EARNs or have voting rights or rights to receive dividends or distributions with respect to any underlying.

• LACK OF LIQUIDITY — The EARNs will not be listed on any securities exchange. There may be little or no secondary market for the EARNs.

• POTENTIAL CONFLICTS — The issuer and its affiliates play a variety of roles in connection with the issuance of the EARNs, including acting as calculation agent and hedging its obligations under the notes. Accordingly, the economic interests of the calculation agent and other affiliates of the issuer are potentially adverse to your interests as an investor in the EARNs.

• MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price or level of the underlyings on any day, the value of the EARNs will be affected by a number of economic and market factors that may either offset or magnify each other.

• THE ISSUER’S RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OR LEVEL OF THE UNDERLYINGS OR THE MARKET VALUE OF THE EARNs — The issuer, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the underlyings and the EARNs.

Deutsche Bank AG has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the EARNs. Before you invest, you should read the prospectus in that registration statement and the other documents relating to the EARNs being offered that Deutsche Bank AG files with the SEC for more complete information about Deutsche Bank AG and the EARNs offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in an EARNs offering will arrange to send you the prospectus, prospectus supplement and any applicable term sheet if you so request by calling toll-free 1-800-311-4409.

In connection with a particular offering of EARNs, you may revoke your offer to purchase the EARNs at any time prior to the time at which the Issuer accepts such offer by notifying the applicable agent. The Issuer reserves the right to change the terms of, or reject any offer to purchase, the EARNs prior to their issuance. The Issuer will, via the applicable agent, notify you in the event of any changes to the terms of the EARNs, and you will be asked to accept such changes in connection with your purchase of any EARNs. You may also choose to reject such changes, in which case we may reject your offer to purchase the EARNs.

ISSUER FREE WRITING PROSPECTUS File Pursuant to Rule 433 Registration Statement No. 333-137902 Dated: August 31, 2007

NOT FDIC/NCUA INSURED MAY LOSE VALUE NO BANK GUARANTEE NOT A DEPOSIT

NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Scudder is part of Deutsche Asset Management, which represents the US asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.

DWS Scudder Distributors, Inc.

222 South Riverside Plaza Chicago, IL 60606-5808 www.dws-sp.com e-mail rep@dws.com Tel (800) 621-1148 Sales Support (800) 621-5027 Retirement Services Specialists (800) 522-1441

© 2007 DWS Scudder Distributors, Inc. All rights reserved. 51227 (08/07) STRUCT-EARN-600